SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 21, 2024

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXHIBITS 99.1 AND 99.2 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Three-Month Period Ended March 31, 2024

On May 21, 2024, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the three-month period ended March 31, 2024 (“OPC’s Periodic Report”). English convenience translations of the (i) Report of the Board of Directors for the Three-Month Period ended March 31, 2024 and (ii) Unaudited Condensed Consolidated Interim Financial Statements as at March 31, 2024, each as published in OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements

This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to OPC’s plans, goals and strategy, tariffs in Israel including the expected impact on OPC, gas supply including cost and the impact of changes in gas prices and the impact of seasonality, statements about margins, the war that broke out in Israel on October 7, 2023 (the “War”) including the potential impact of the War on OPC, the macroeconomic environment including currency exchange rates, CPI and inflation, OPC’s and CPV’s projects under construction and in early or preliminary or advanced stages of development, including expected start of construction and completion or commercial operation dates, estimated cost and investment in projects including tax equity partner investments, and characteristics (e.g., capacity and technology) and stage of development of such projects, including regulatory clearances and approvals for projects, CPV’s development pipeline and backlog and projects including the description of projects in various stages of developments and expectations about these projects, including expected revenue, EBITDA and cash flows for the first calendar year of a project, statements with respect to new tenders, industry and regulatory developments in Israel and the U.S. and expected benefits to OPC and CPV and the expected interpretation and impact of regulations on OPC and its subsidiaries, expected timing and impact of maintenance, renovation and construction work on OPC’s power plants, new accounting standards and the expected impact on OPC’s results, the proposed grant of supply license to OPC-Rotem, CPV’s margins and hedging activities and capacity tariffs including the scope of CPV’s hedging for 2024 and 2025 and the scope of CPV’s secured capacity revenues for 2024 and 2025, OPC’s debt and liquidity, activities in the energy transition segment including CPV examining possibilities/opportunities to increase holdings in certain plants, the non-binding memorandum of investment of $300 million in CPV Renewable and other non-historical statements. These statements are based on OPC’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the War and its impact, risks relating to the impact of macroeconomic factors and the impact of tariffs and gas supply and costs on OPC, risks relating to potential failure to obtain regulatory or other approvals for projects or to meet the required conditions and milestones for development projects, the risk that OPC (including CPV) may fail to develop or complete projects or any other planned transactions including dispositions or acquisitions, as planned (including as to the actual cost and characteristics of projects) or at all, risks relating to potential new regulations or existing regulations, including the Inflation Reduction Act, risks relating to the requirement to obtain a supply license, risks relating to litigation and arbitration, the risk that the accounting standards may have a material effect on OPC’s results, risks relating to changes to the Electricity Authority tariffs including seasonality and the impact on OPC’s results, the risk that the potential investment of $300 million in CPV Renewable may not proceed on the terms described in OPC’s Periodic Report or at all, risks relating to electricity prices in the U.S. where CPV operates and the impact and effectiveness of hedging arrangements of CPV, the risk that actual hedging coverage and capacity payments and results of projects differ materially from those included in OPC’s Periodic Report and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

* * *

OPC’s Periodic Report has been prepared and published by OPC and Kenon makes no representation or warranty as to such report or the information contained. Statements of intent, goals, plans and similar expressions included in OPC’s Periodic Report are those of OPC and not of Kenon.

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Exhibits

99.1	OPC Energy Ltd. – Report of the Board of Directors for the Three-Month Period ended March 31, 2024, as published on May 21, 2024 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2	OPC Energy Ltd. – Unaudited Condensed Consolidated Interim Financial Statements as at March 31, 2024, as published on May 21, 2024 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: May 21, 2024	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer

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